SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
WEBMETHODS, INC.
(Name of Subject Company)
WEBMETHODS, INC.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
94768C108 (Common Stock)
(CUSIP Number of Class of Securities)
David Mitchell
President and Chief Executive Officer
webMethods, Inc.
3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030
(703) 460-2500
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a Copy to:
Lawrence T. Yanowitch, Esq.
Charles W. Katz, Esq.
Morrison & Foerster, LLP
1650 Tysons Blvd., Suite 400
McLean, Virginia 22102
(703) 760-7700

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

From: David Mitchell
Sent: Friday, April 13, 2007 9:11 AM
To: List team
Subject: The Way Forward
Team –
Can you hear the buzz?
Our customers and partners have expressed widespread praise for our decision to join forces with Software AG to create the next, great $1B enterprise software company. As a number of analysts have commented, the deal establishes us - webMethods + Software AG - as a global power that can compete head-to-head with anyone. And as we’ve shown time-after-time, when we compete on a level playing field, we win.
Needless to say, the next several months will be hectic, exciting and rewarding as we work together and with our colleagues to create a new company that we can all be proud of. Due to the obvious importance of these efforts, I also wanted to reiterate that a top priority for XMT is to proactively and continually communicate the way forward to all employees.
With this in mind, and in regards to your top-of-mind questions for the foreseeable future, I wanted to assure you of the following:

1.	I am committed to leading the business forward – Following the close of the acquisition, I will continue to lead webMethods as its President reporting into the CEO of Software AG. I will have complete P&L responsibility for our performance in the marketplace. Our revenue and profit objectives will be folded into the overall financial objectives of Software AG, with webMethods signing up to a significant portion of the worldwide sales quota. Fairfax will remain our operational hub. Over the coming weeks the XMT will be rolling out our sales, marketing, product, and customer service strategies along with our business operating plan. Your will recognize these strategies and plans as extensions of what we are currently executing upon.

2.	Don’t expect any major changes in direction, personnel or facilities through the end of the calendar year (at a minimum) – This deal is about accelerating our growth through new channels rather than a change in strategy. Instead of reacting rashly, it should also be clear that we’re in it for the long-haul and we’re going to take a long-term, strategic view of the business to ensure that all of our assets are properly deployed.

3.	We’ll be aggressive with our retention and stock options program as you are just as important as ever – We’re working aggressively to develop a program that recognizes your contributions towards the merger’s success and beyond, which we expect to introduce before our June closing. Please also be assured that performance bonuses for Q3/Q4 will be paid as expected by the end of this month.

4.	Financially, the position and strength of the new entity will be world-class – I can’t state enough how impressed I am by Software AG’s recent, year-over-year performance in which they achieved a 26% increase in license revenues, 10% growth overall, and EPS of $3.48 in FY2006. The additional strength of our business, which includes a very healthy maintenance stream, will only enhance this performance. All of this is critical as it allows us to make the strategic investments in our products, markets and people that are required to succeed long-term.

5.	The webMethods culture will continue to drive our efforts – Within our core markets, the webMethods reputation for excellence and innovation are deeply established. While the name of the company may change, the passion that you bring to every endeavor should not. Software AG has been emphatically clear that they recognize the power of our brand and their CEO has asked me to propose ways in which we can continue to leverage our brand to further accelerate the growth and differentiation of the combined companies.

6.	Likewise, Software AG recognizes the industry-leading performance and highly-differentiated features of ALL of our products – Where overlap does exist, the presiding mantra of our integration team is to leverage the best of each product to evolve over time towards a truly unbeatable offering. It’s also important to recognize that these are collaborative discussions about creating a long-term product roadmap that facilitates an evolutionary transition path for each company’s customers. In other words, this is something that is expected to occur over several years. If I can assure you of anything, please be confident that neither Karl-Heinz nor I will put any customer investment at risk by eliminating a product that enjoys success with our respective customer bases.

7.	Customers and prospects deserve assurances to the long-term viability of their investments – Customers should know that the primary driver behind our acquisition was our desire to safeguard their investment long-term. This is a strategic concern of webMethods. While we may not be able to answer every question today, they should also know that we’re working diligently to answer their questions as quickly as possible and that we’ve pledged to share with them a long-term product roadmap soon after closing.

8.	We’re fully committed to making Q1 a success – I’m particularly sensitive to the challenges that we share in closing business during Q1. Rest assured that we’re taking proactive steps to develop programs for overcoming these obstacles. You should also know our management team has committed themselves to personally address each customer’s concerns about their Q1 investments.

9.	Some things never change: expect the worst from our competition – Confronted with the hugely daunting task of competing against us AND Software AG, anticipate competitors ratcheting up the FUD to unprecedented levels. Don’t let them get away with it. Competitively, we’re in the best position in our history – unmatched product portfolio, global reach and unquestionable financial strength – so our focus should be on taking their market share, not defending ours.
In advance, I want to thank you for the continued commitments and efforts that you’ll be making over the next several months and beyond to assure the success of this acquisition. You’ve driven our success to this point and I’m confident that this team will get us over the finish line.
In playing my part, I’ll be certain to keep you and our customers informed of key decisions impacting the business as soon as I possibly can. I encourage you to hold me accountable by forwarding any and all concerns that you have to the various e-mail channels that we’ve established or directly to me.
Regards,
David
Important Information
The tender offer for the outstanding shares of common stock of webMethods has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release when they become available because they will contain important information. The tender offer statement will be filed by Software AG with the U.S. Securities Exchange Commission (“SEC”). A solicitation/recommendation statement with respect to the tender offer will be filed by webMethods with the SEC. Investors and security holders will be able to obtain a copy of these statements free of charge at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Software AG will be available free of charge by contacting Morrow & Co., the information agent for the tender offer, toll free at (800) 662-5200 or by e-mail at tender.info@morrowco.com, and the solicitation/ recommendation statement and other documents filed with the SEC by webMethods will be available free of charge by contacting webMethods Investor Relations at (703) 460-5822.